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                                                                  [MetLife Logo]
Metropolitan Life Insurance Company
200 Park Avenue
New York, NY 10166

VIA EDGAR TRANSMISSION

October 29, 2014

Keith A. Gregory
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-8629

Re: Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Metropolitan Life Insurance Company
     Metropolitan Life Separate Account E
     File Nos. 333-198448/811-04001

Dear Mr. Gregory:

On behalf of Metropolitan Life Insurance Company (the "Company") and Metropolitan Life Separate Account E (the "Separate Account"), the Company acknowledges, with respect to the above-referenced filing, that:

   . should the Commission or the Commission staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   . the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   . the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   * * *

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Keith A. Gregory, Senior Counsel
October 29, 2014
Page 2


If you have any questions about this matter, please call the undersigned at
(212) 578-3067 or Tom Conner at (202) 414-9208.

Sincerely,

/s/ Paul G. Cellupica
---------------------
Paul G. Cellupica
Executive Vice President and Chief Counsel

cc: W. Thomas Conner, Esq
    Michele H. Abate, Esq.
    John B. Towers, Esq.